Filed by Liberty Media Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company:  Liberty Media Corporation

Commission File No.:  000 - 51990

Liberty Media Investor Meeting 9.26.2008

Forward-Looking Statements

This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995,

including statements about financial guidance, business strategies, market potential, future financial performance, new service and product launches and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation,

possible changes in market acceptance of new products or services, competitive issues, regulatory issues, and continued access to capital on terms acceptable to Liberty Media. These forward looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on w c any such statement is based.

Please refer to the publicly filed documents of Liberty Media, including the most recent Forms 10-Q and 10-K for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this presentation.

At today's meeting we will discuss certain non-GAAP financial measures. Please refer to the Appendix at the end of this presentation for definitions of adjusted OIBDA as well as applicable GAAP reconciliations. The appendix will be available on our website www.libertymedia.com throughout this conference.

All market figures included or reflected in this presentation are as of market close 9/24/08.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Media stock or stock in new Liberty

Entertainment, Inc. The offer and sale of shares of Liberty Entertainment in the proposed split-off will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because it will contain important information about the transaction. A copy of the registration statement and the proxy statement/prospectus, once filed, will be available free of charge at the

SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media’s Investor Relations, Telephone: (720) 875-5408.

Participation in Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off of Liberty Entertainment. Information regarding the directors and executive officers of Liberty

Media, those expected to serve as directors and executive officers of Liberty Entertainment and other participants in the proxy solicitation, together with a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.

Today's Agenda

9:00 - 9:05	Good Morning	Courtnee Ulrich
9:05 - 9:25	Liberty Media Liberty Entertainment	Greg Maffei
9:25 - 9:55	DIRECTV	Chase Carey
9:55 - 10:10	Liberty Sports Group	Mark Shuken
10:10-10:40	Starz/Overture Films	Bob Clasen
10:40-10:50	Liberty Capital	Greg Maffei
10:50-11:00	Break	
11:00 - 11:10	Liberty Interactive	Greg Maffei
11:10 - 11:40	QVC	Michael George
11:40 - 12:15	e-commerce Panel Discussion	Courtnee Ulrich Ryan DeLuca Dan Haight Jim Holland Bill Strauss
12:15 - 1:00	Conclusion and Q&A	John Malone Greg Maffei

LIBERTY entertainment

LIBERTY INTERACTIVE

LIBERTY CAPITAL

Innovate, Execute, Grow Gregory B. Maffei President and CEO

Since we met last September…

Completed swap: NWS for DTV and RSNs

• Bought 7% more of DTV

Introduced Liberty Entertainment tracking stock

Announced split-off of Liberty

Entertainment

Repurchased 14% of LCAPA in response to market conditions

Completed three attractive e-commerce acquisitions at Liberty Interactive

Liberty Performance Liberty has outperformed its peers since the initial tracker issuance

What We Do Well 1. Innovate, especially financially 2. Manage our portfolio of businesses 3. Empower operating managers

Financial Innovation

Liberty Entertainment

• NWS swap – value accretion and increased asset basis

• DTV collar and 78.3m share purchase

• Encouraged DTV buyback and completed voting standstill

Liberty Capital

• Share buybacks - reduced outstanding shares by 14%

• Tax-efficient transactions, e.g., §355 swaps

• Timely transactions - shorts, exchangeable debt, Sprint derivative

• Arranged debt facility for mezzanine investments

Liberty Interactive

• Arranged credit capacity in better times

Swap / Transaction History

News Corp – up $6.5b since deal announcement

• NWS down >42%, DTV+3.5%

Time Warner - swapped 68.5m TWX shares at

~$21 vs. current $13.96

• Up ~$800m on trade and tax benefits

CBS - swapped 7.6m CBS shares tax-free at $30.82 v. current $14.72

OnCommand - sold OnCommand for $380m

• $332m in cash and hedged LNET position with puts at $30.88/share vs. current $2.67

OpenTV - sold 39.4m OPTV shares at $2.98 vs. current $1.49

IDT - Swapped 17.2m IDT shares at ~$13.50 vs. current $0.70

Be Safe

Protect our downside

• Financial innovation limits our equity and other exposure

Ensure liquidity

• For operations, debt maturities, and opportunities

Manage exposure

• Counterparty exposure limited to high quality names

Corporate cash in AAA and Treasury funds

• Not perfect: some risk in money market funds

Manage Our Portfolio

Allocate capital

• Invest in attractive opportunities

• Divest unattractive and non-core businesses and assets tax-efficiently

Encourage efficiencies and synergy

• Consolidate overlapping costs, especially overhead

• Incent managers to work together

Create options

• Preserve structural flexibility

Construct investor choice

• “Purer plays” through trackers and spins

Empower Our Managers

Part of Liberty’s appeal is (relative) autonomy Encourage CEOs and management teams to work together

• Financial incentives

• CEO council

• Marketing summit, marketing wiki

• Strategic purchasing initiative

Offer platforms for learning that require Liberty’s scale

• NetLeaders Forum

Share best practices

• e-commerce companies provide Internet DNA to QVC

Provide capital, deal expertise and financial sophistication

Objectives and Strategy

Liberty Entertainment

• Complete split-off, reduce discount to SOP

• Explore DTV options

• Consider content and distribution investments

Liberty Capital

• Rationalize assets tax-efficiently

• Deploy cash derived from tax shield

• Repurchase stock opportunistically with excess capital

Liberty Interactive

• Improve operating results at QVC

• Expand QVC’s footprint: international, internet, other platforms

• Acquire additional attractive e-commerce businesses

• Expand liquidity and rationalize passive stakes

Chase Carey President & CEO

The DIRECTV Group

Cautionary Statement

This presentation includes certain statements that may be considered to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). These forward-looking statements generally can be identified by words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “foresee,” “project” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. All of these forward- looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those expressed or implied by the relevant forward-looking statement. Such risks and uncertainties include, but are not limited to: economic conditions; product demand and market acceptance; ability to improve customer service or create new and desirable programming content and interactive features; government action; political, economic and social uncertainties in many Latin American countries in which DTVLA operates; foreign currency exchange rates; competition; the outcome of legal proceedings; ability to achieve cost reductions; ability to renew programming contracts under favorable terms; technological risk; limitations on access to distribution channels reliance on satellites as a significant part of our infrastructure and we may face other risks described from time to time in periodic reports filed by us with the SEC.

Non-GAAP Financials

This presentation includes financial measures that are not determined in accordance with GAAP, such as Operating Profit before Depreciation and Amortization, Free Cash Flow and Cash Flow before Interest and Taxes. These financial measures should be used in conjunction with other GAAP financial measures and are not presented as an alternative measure of operating results, as determined in accordance with GAAP. DIRECTV management uses these measures to evaluate the profitability of DIRECTV U.S.’ subscriber base for the purpose of allocating resources to discretionary activities such as adding new subscribers, upgrading and retaining existing subscribers and for capital expenditures. A reconciliation of these measures to the nearest GAAP measure is posted on our website and is included at the end of this presentation package.

Goal: Deliver The Best TV Experience Through Leadership In: Content Technology Service

Financial Objectives Solid Top Line Growth Increasing Margins Strong Cash Flow Growth

Strong First Half Results

The DIRECTV Group

$M except OPBDA Margin 1H 2007 1H 2008 Change

Revenue 8,043 9,398 17%

Operating Profit Before D&A (OPBDA) 2,063 2,539 23%

OPBDA Margin 25.6% 27.0% 137 Bps

Cash Flow Before Interest & Taxes 653 1,335 104%

Free Cash Flow 510 917 80%

High Quality Subscriber Growth

Net Subscriber Full Year Full Year  First Half

Additions (K) 2006 2007  2008

DIRECTV U.S. 820 878  404

Dish Network 1,065 675  10

Cable 163 (520)  (270)

Verizon FiOS 205 742  439

AT&T U-Verse 3 228  318

Total Pay TV Market 2,256 2,003  900

Unique Marketing Strengths

Direct Sales Expansion Direct Sales as a % of Total Gross Additions ~50% 42% 34% 25% 2005 2006 2007 2008E

Target Opportunistically Weak Cable Market Disruptions Unique Content Advantages • HD • Sports

Build Key Niches Commercial MDU Ethnic Rural

Manage Churn DIRECTV U.S. Average Monthly Churn 1.70% 1.60% 1.51% 1.42% .71% .57% .52% .40% .99% 1.03% .99% 1.02% Full Year Full Year Full Year First Half 2005 2006 2007 2008 Involuntary Voluntary

Tighter Credit Policies/Key Customer Terms

Dealer

Compensation

Implemented Realigned

1 and 2 Year Raised

Commitments

Minimum

Upfront Fee Credit Score

Required for

High Risk Subs

2005

Upfront Fee Increased for High Risk Subs

Enhanced

Fraud

Protection

System

Minimum Commitment Period Increased to 18 months

Credit Cards

Required

Increased Focus on Collecting Social Security

Numbers

2008

Stricter Credit Policies

Customer Segmentation

38% of Customers Drive 63% of Profits

TIER 5

15% Customers

34% Profit

TIER 4

23% Customers

29% Profit

Demographics Index

120

Men 35+

125

Married

121

Homeowner

Income >$70K 130

145

College/Grad

School

Communication / Loyalty

ARPU Growth

DIRECTV U.S.   Full Year Full Year  Full Year  First Half

2005 2006  2007  2008

Packages / Premiums /  $55.70 $58.50  $60.30  $59.70

Sports / PPV

Advanced Services /

Equipment /   8.90 9.70  12.20  13.60

Lease Fees

Other / Ad Sales   5.00 5.50  6.60  7.50

Total ARPU   $69.61 $73.74  $79.05  $80.79

Year-over-Year ARPU 4.0% 5.9% 7.2% 7.8%

Growth

Advanced Product Leadership Total HD and/or DVR Subscribers 41% 30% 21% 13% 6.6M 4.6M 3.0M 2.0M Penetration of Total Subscribers Cumulative Advanced Subscribers 2004 2005 2006 2007

Focus on Quality Subscribers DIRECTV U.S. Gross Additions’ Mix 28% 15% 8% 7% Higher Risk 72% 85% 92% 93% Lower Risk Full Year Full Year Full Year First Half 2005 2006 2007 2008

DIRECTV on Demand

Advertising Opportunities Interactive Telescoping Local Advertising DVR Insertion Audience Measurement

Content Leadership

HD Advantage

Based on August survey of websites

*Excludes Games-only Regional Sports Networks and VOD

National HD Premiums Local

130*

75*

32

24

DIRECTV DISH Comcast Time Warn Los Angeles Denver Philadelphia Los Angeles

Sports Leadership

Original / Unique Programming

Interactive / Enhanced Services

User Interface

Technology and Engineering Improve Reliability Upgradeable Add Functionality Next Gen/Whole Home Experience

Ultimate Customer Experience

Optimize Quality and Efficiencies Simplify and Standardize Technology Advancements • Home Installation • Wireless Handheld • New Diagnostic Tools Increased Self-Care • Web • IVR

Owned and Operated Network

- Best Practices
- Accurate Metrics
- Flexibility and Speed

	% of Network Volume	States Served
180 Connect	~20%	California, Oregon, Washington, Idaho, Montana, Wyoming, Colorado, Utah, Arkansas, New Jersey, Pennsylvania, Virginia
Premier	~10%	Oklahoma, Missouri, Nebraska, Iowa, N. Dakota, S. Dakota, Minnesota, Wisconsin
Bruister	~5%	Mississippi, Alabama, Georgia, Tennessee, Florida, Louisiana
Total	~35%	

LIBERTY entertainment
LIBERTY INTERACTIVE
LIBERTY CAPITAL

Subscriber Acquisition and Retention Costs

Upward Pressure

• Demand for Advanced Products

• New Technologies (e.g. Connecting the Home)

• Targeting High Quality Subscribers

• Equipment Upgrade Flexibility

Offsets:

• Lower Box Costs

• Use of Refurbished Boxes

• Installation and Marketing Efficiencies

Declining Capital Expenditures $0.8B $0.7B $0.8B $0.6B Sustaining HD Infrastructure Satellites 2005 2006 2007 2008E Note: Excludes Set-Top Box CapEx

DIRECTV U.S. 3 Year Outlook

Revenues of $20B in 2010

• 1.5M – 2M New Subscribers Additions (cum)

• ARPU Growth of 5%+

OPBDA Margin Approaches 30% Cash Flow Before Interest and Taxes

of ~$4B in 2010

~40% CAGR from 2007

DIRECTV Latin America

4th Largest Pay-TV Provider Outside the U.S. with 5.5M Sub scribers Sky Mexico

1.7M Subscribers

59% Televisa

41% DIRECTV

PanAmericana

2.1M Subscribers

100% DIRECTV

Sky Brazil

1.7M Subscribers

74% DIRECTV

26% Globo

Latin America Market Overview

Large TV Market with Low Pay-TV Penetration

• Brazil – 11%; Mexico – 28%; PanAmericana – 36%

Competitive Landscape:

• Cable is Main Competitor

• Digital Roll-Out Only in Major Urban Markets

• Bundle Product Offers Increasing: Telmex, Telefonica

Low Penetration of Advanced Products

DIRECTV Latin American Strategy

Adapt DIRECTV U.S. roadmap to Latin America Content and Technology Leadership Customer Service Superiority

Multi-Box and DVR Expansion

Introduce HD and Secure Leadership Position

Expand Pre-Paid Offer into New Countries

DIRECTV Latin America

2006 2007 2008E

Cumulative Subscribers 2,711K 3,279K ~4,000K

Revenue $1,013M $1,719M ~$2,200M+

Operating Profit Before Depreciation $244M $394M ~$625+M

and Amortization (OPBDA)

OPBDA Margin 24% 23% 28%

Cash Flow Before Interest & Taxes $0M $140M ~$250M

Note: Excludes Mexico

Conclusions

DIRECTV U.S.

• Meeting or Exceeding Operating Targets

• Generating Substantial Cash Flow Growth

DIRECTV Latin America

• Momentum Building

• Tremendous Upside for Value Creation

Strong Balance Sheet

• Remains Underleveraged

• $6.5B in Buybacks Over Past 2.5 Years

• Half Remaining on Current $3B Program

Non-GAAP Financial Reconciliations

(Unaudited)

The DIRECTV Group

Reconciliation of Operating Profit Before Depreciation and Amortization to Operating Profit

	Six Months Ended June 30, 2008	2007
	(Dollars in Millions)	
Operating Profit Before Depreciation and Amortization	$2,539	$2,063
Subtract: Depreciation and amortization expense	1,081	760
Operating Profit	$1,458	$1,303
Revenue	$9,398	$8,043
OPBDA Margin	27.0%	25.6%

Reconciliation of Operating Profit Before Depreciation and Amortization to Operating Profit

	2008 Outlook	Twelve Months Ended December 31, 2007	2006
		(Dollars in Millions)	
Operating Profit Before Depreciation and Amortization	~625+	$394	$244
Subtract: Depreciation and amortization expense	~225+	235	165
Operating Profit	~$400	$159	$79
Revenue	~$2,200	$1,719	$1,013
OPBDA Margin	~28%	22.9%	24.1%

The DIRECTV Group

Reconciliation of Cash Flow Before Interest and Taxes and Free Cash Flow to Net Cash Provided by Operating Activities

	Six Months Ended June 30, 2008	2007
	(Dollars in Millions)	
Cash Flow Before Interest and Taxes	$1,335	$653
Adjustments:		
Cash paid for interest	(124)	(113)
Interest income	37	71
Income taxes paid	(331)	(101)
Subtotal - Free Cash Flow	917	510
Add Cash Paid For:		
Property and equipment	959	1,234
Satellites	77	112
Net Cash Provided by Operating Activities	$1,953	$1,856

DIRECTV Latin America

Reconciliation of Cash Flow Before Interest and Taxes and Free Cash Flow to Net Cash Provided by Operating Activities

	2008 Outlook	Twelve Months Ended December 31, 2007	2006
		(Dollars in Millions)	
Cash Flow Before Interest and Taxes	~$250	$140	$0
Adjustments:			
Cash paid for interest		(27)	(12)
Interest income		18	16
Income taxes paid *	~(100)	(51)	(14)
Add Cash Paid For:			
Property and equipment	~450	336	175
Net Cash Provided by Operating Activities	~$600	$416	$165

*Outlook data combines interest received, interest paid and income taxes paid under income taxes paid

LIBERTY entertainment
LIBERTY INTERACTIVE
LIBERTY CAPITAL

Mark Shuken President & CEO

LSG Overview

3 Regional Sports Networks (RSNs)

• FSN Northwest

• FSN Rocky Mountain

• FSN Pittsburgh

Acquired from News Corp (Feb. 28, 2008) Keys:

• Exclusive media rights

• Affiliate distribution & fees

• LMC synergies and growth strategies

Exclusive Relationships

MLB (Mariners, Rockies, Pirates)

NBA (Jazz)

NFL (Seahawks, Broncos, Steelers) NHL (Penguins)

College (Washington, Washington State, Oregon State, Colorado, Pitt, Gonzaga)

Conferences (PAC-10, Big 12,

ACC, SEC)

Programming & Distribution

900 live events per year

500 in HD (full-time HD started Feb

08)

8M satellite & cable subscribers 17-State footprint

Major Affiliates: Comcast, DIRECTV, Dish Network, Time Warner

Business Model Advantages

Proprietary, top-tier content

Long-term strategic, revenue and cost certainty

Multimedia rights and interactive future

Advertising and sponsorship: core vs. DVR

Operational agility, innovation and flexibility

Accretive value in acquisitions

Financial Metrics Revenue mix: • 80% affiliate fees • 20% advertising & sponsorship 2008 EBITDA target margin- 15%

Growth Opportunities

Core: increase earnings & asset value

Expand portfolio vertically & horizontally

Integrate LMC levers for mutual benefit

Enhance DIRECTV brand, content & value

Multimedia, interactive, digital strategies

RSN synergies and best practices

Benefits from Liberty

Aggressive, growth-oriented mandates

Creative acquisition/deal structures

DIRECTV: sports as driver

Liberty Entertainment relationship

Team, league, international relationships Financial expertise and partnerships

Bob Clasen CEO 2007: The New Starz, Controlling our Own Destiny 2008: Executing on the Plan

Starz, LLC

Suite of Video Subscription Services

MATCHES OUR AFFILIATES' EXPANDED DELIVERY PLATFORM

STARZ PLAY	▪ IP delivered Starz flagship stream ▪ Download (protected) 2,500 video selections (1,000 movies)
HIGH DEFINITION ON DEMAND	▪ Starz, Encore and MoviePlex HD-OD ▪ Average 100 titles per month ▪ HD-OD launched by 3 of the top ten cable operators
HIGH DEFINITION	▪ Starz, Starz Kids & Family, Starz Edge, Starz Comedy HD ▪ Launched Encore HD in July 2008 ▪ Starz HD launched by top ten affiliates
ON DEMAND	▪ Star, Encore and MoviePlex OD ▪ Average 450 titles per month ▪ SOD launched by 9 of the top ten affiliates
LINEAR CHANNELS	Starz, Starz Comedy, Starz Kids & Family, Starz Edge, Starz In Black, Starz Cinema, Encore, Encore Action, Encore Drama, Encore Love, Encore Westerns, Encore Mystery, Encore Wam, MoviePlex, IndiePlex, RetroPlex

New services highlighted

LIBERTY entertainment

LIBERTY INTERACTIVE

LIBERTY CAPITAL

Starz Leads in On-Demand

Among 300 different on-demand services, Starz networks occupy three of the top five slots in terms of number of minutes

% Platform Minutes

25%

20%

15%

10%

5%

0%

+300 more…

Top 10 Providers (4 genres) account for 60% of platform minutes used and almost 50% of orders SOD, MOD and EOD are Top 10 Networks based on platform minutes and orders

SOURCE: Data provided by affiliate and Rentrak On Demand Essentials Competitive Performance Report, Total Play Time (minutes), Jan-June 2008

Starz Leads in HD On-Demand

Starz networks occupy top three spots among 50 HD On-Demand services in terms of minutes used

% Platform Minutes

25%

20%

15

10%

5%

+40 more…

0%

Even though STE services are not fully distributed like some other HD OD providers, STE services provide a high number of platform minutes and orders

SOURCE: Data provided by affiliate and Rentrak On Demand Essentials Competitive Performance Report, Total Play Time (minutes), Jan-June 2008

More Customers

18

17

32

31.3

30.7

(Millions)

17

16.3

16.1

16

15.5

15.1

15

14

Q2 '06 Q4 '06 Q2 '07 Q4 '07 Q2 '08

(Millions)

30

28

27.3

27.1

26

24

28.4

Q2 '06 Q4 '06 Q2 '07 Q4 '07 Q2 '08

Subscriber information derived from Starz estimates

Starz Originals

Head Case

Therapist Dr. Elizabeth Goode is an unconventional “it therapist” to Hollywood’s celebrity elite

Martin Lawrence Presents: 1st Amendment

Stand-up

Stand-up Comedy show, Executive Produced by Martin Lawrence and hosted by Doug Williams

Crash

TV adaptation of award-winning motion picture

“Crash” has a star studded production team onboard for the series

• Paul Haggis – Crash, Million Dollar Baby, Casino Royale, The Black Donnelly’s

• Bobby Moresco – Crash, Million Dollar

Baby, The Black Donnelly’s

• Don Cheadle –Crash, Hotel Rwanda Traitor

• Tom Nunan – Crash, The Illusionist

• Glen Mazzara – The Shield, Life

Starz Ratings

#1 or tied for#1 among premium pay flagships in 11 of the first 26 weeks of 2008

Never before ranked first in the weekly ratings

SOURCE: Nielsen Galaxy Explorer Live HH coverage area Total Day ratings, December 31, 2007-June 29, 2008. Subject to qualifications available on request.

Revenue Up Revenue ($Millions) $550 $540 $530 $548 $523 $520 $519 $510 $500 1H '06 1H '07 1H '08

Costs Down Programming costs continue to moderate $360 $359 $340 ($Millions) $320 $319 $312 $300 $280 1H '06 1H '07 1H '08

Income Up Adjusted OIBDA ($ $Millions) $160 $140 $120 $142 $128 $100 $91 $80 $60 1H '06 1H '07 1H '08

Overture Films

OVERTURE FILMS
a starz company

- **Production and theatrical distribution of creatively compelling motion pictures:**
  - Release 8-12 films per year
  - Recognizable star-power
  - Production budgets average $15-20m
  - DVD distribution through Anchor Bay Entertainment
  - On-air distribution through Starz and Encore networks
- **Provides Starz networks with access to talent, new promotional opportunities and exclusive content**
- **Released six theatrical films to date: *Mad Money, Sleepwalking, The Visitor, Henry Poole is Here, Traitor* and *Righteous Kill***
  - ***The Visitor*** rated "indie success of the summer" by Hollywood Reporter, ranked in top 15 films nearly every week during its run
  - ***Righteous Kill*** scored the highest opening weekend box office of any of our films to date, garnering $16.3m


MAD MONEY
TRAITOR
RIGHTEOUS KILL
LAST CHANCE HARVEY
the Visitor

LIBERTY entertainment
LIBERTY INTERACTIVE
LIBERTY CAPITAL

Anchor Bay Entertainment

Transformed company from focus on catalog and genre to higher quality, first-run motion pictures

Mad Money was the biggest selling new theatrical release the day it streeted on DVD, will generate about $50m in gross revenue over 10 year ultimate

More limited theatricals followed by DVD release. This month Surfer, Dude, with Matthew McConaughey, Willie Nelson and Woody Harrelson

Wow! Wow! Wubbzy! hit on Nick Jr. and Noggin, produced by Film Roman, released on DVD this month

Suite of Digital Services

STARZ PLAY
- IP delivered Starz flagship stream
- Download (protected) 2,500 video selections (1,000 movies)

PPV, VOD, SVOD & EST/DTO
- 10+ partnerships exploiting 500+ title owned content library from Overture and Starz
- Satellite/cable/telco PPV/VOD is largest driver
- Internet partners

BROADBAND CHANNELS
- Ad supported, video centric websites built around owned content and brands
- Existing channels: Manga.com (anime) and StarzBunnies.com (animated comedy shorts)
- Channels/Sites in development ... Animation Site, Horror Site, Movie-Fan Site

DIGITAL CONTENT DEVELOPMENT & DISTRIBUTION
- Development, syndication and licensing of content developed specifically for online/wireless platforms (e.g. *30-Second Bunnies Theatre, Manga Minutes* Podcast)
- Development/distribution of online games from existing IP (e.g. *Righteous Kill: The Game*)

DIGITAL MARKETING & PROMOTION
- Websites supporting our brands (starz.com, overturefilms.net) and individual properties
- Video and other content syndication relationships with various internet and wireless partners including You Tube, MySpace, AOL, MSN, Yahoo, Heavy, Sling, and iMeem among others

LIBERTY entertainment LIBERTY INTERACTIVE LIBERTY CAPITAL

Starz Animation

Space Chimps, co-produced with Vanguard and released by Fox, generated about $30m at box office

Film Roman: 20th season of The Simpsons, 13th of King of the Hill. The Goode Family for ABC,

Deadspace prequel to EA game: and three Marvel projects

Toronto Studio: Three CGI films in production for other studios

Consolidated Operations

Managed in three divisions – television, theatrical animation

Centralized acquisitions - building a library of content with all rights

Coordinated marketing & promotion

Unified TV production for Starz Entertainment, Anchor Bay & third parties

Coordinated support functions - HR, finance, IT, legal

Audience Aggregation

Example: Mad Money

Cost: $6m domestic rights acquisition plus $27m P&A $22m box office gross

$50m home video gross

Pay-Per-View/VOD – Starz Entertainment affiliates

Pay TV fees from Starz channels

Sold to basic cable by Starz TV syndication team Digital distribution via Starz Play, third party Internet outlets

LONG TERM RIGHTS

FOR ALL PLATFORMS

Building a Brand in a Fragmented World

Innovate, Execute, Grow Gregory B. Maffei President and CEO

Making Progress… Equity shrink of 14% Strong liquidity Continue to seek tax efficient restructurings …but discount persists

Liberty Capital

Missing LCAPA Value ($b)

Public assets:

Time Warner

$1.3

Sprint

0.5

Other & derivatives

2.7

Public asset market value

$4.5

Private assets: (analyst consensus)

Atlanta Braves

$0.5

Starz Media

0.4

TruePosition

0.3

Other

0.6

Private asset market value

$1.8

Net debt

(2.2)

LCAPA equity value (NAV)

$4.1

Current LCAPA market value

$1.5

Valuation Gap

$2.6

% discount (pre-tax)

63.0%

Liberty Capital Action Plan

 Rationalize non-core assets tax

efficiently

•Convert to cash and attractive assets

Reinvest in businesses

• growth  Reduce discount

C h hh h •Capture through share repurchase

Innovate, Execute, Grow Gregory B. Maffei President and CEO

Continued Expansion

Strategic acquisitions

•                                               Bodybuilding.com

•                                               Red Envelope

•                                               Celebrate Express

•                                               QVC brand acquisitions

Growth strategies

•                                               Differentiate product and service offerings

•                                               Build brand awareness

•                                               Enhance QVC.com, e.g., online community

•                                               Expand internationally

•                                               Leverage best practices across portfolio

•                                               Exploit new sales and marketing channels

QVC US vs. HSN

Rev Growth 2005-08E

QVC US

HSN

12%

9%

Adjusted OIBDA Growth 2005-08E

16%

-50%

Adjusted OIBDA Margin 2005

23%

17%

Adjusted OIBDA Margin 2008E

24%

8%

QVC has steadily grown revenue

•                                               Maintained consistent and high adjusted OIBDA margins

HSN estimated 2008 adjusted OIBDA* is 50% of its 2005 level

QVC has invested for future growth

•                                               Adjusted to exclude stock and other equity-based compensation

2008 estimates based on YTD 6/30 growth rates and margins; HSN information based on SEC filings

Liberty Interactive Compares Favorably

Adjusted OIBDA margins > 21% v. low double-digit % for comps

Has maintained strong margins through cost-control

Current capex low as cycle for current operations has peaked High free cash flow yield

LINT trading at discount to retail peers

TTM

TTM

EV /

OIBDA -

Revenue

OIBDA

TTM

CAPEX

GR%

Margin

OIBDA

Yield

Costco

7.1%

3.4%

10.8x

3.1%

JC Penney

-0.2%

11.7%

4.6x

11.9%

Nordstrom

3.1%

13.7%

7.9x

8.7%

Kohls

5.6%

13.7%

7.4x

7.8%

WAVG (EV)

5.0%

8.8%

8.5x

6.5%

LINT

6.5%

21.1%

7.5x

18.4%

Source: Bloomberg; Other data: 12 months trailing using most recently available

LINT EV calculated as market capitalization less value of public investments plus net debt

Liberty Interactive Action Plan

Execute operationally

Pursue growth initiatives

Rationalize equity stakes

Approach capital structure prudently

• Conserve capital in uncertain markets

• Maintain liquidity for near-term debt

maturities

• Launched tender for 2009 bonds

• Adjust leverage target appropriately

Mike George President & CEO

Key Messages

Disciplined operational and financial management through economic downturn

Accelerating efforts to ‘reinvent’ QVC as the preeminent multi platform lifestyle retailer

Expanding globally and testing new business opportunities

Customer Growth Drivers • New customer growth and customer retention healthy • Growth in spend per customer slowed over past year

Impact of Economic Downturn FORECLOSURE RATE NBR STATES YTD QVC SALES GROWTH HIGH 11 -0.9% MEDIUM 30 1.1% LOW 10 4.1% TOTAL 0.6%

International Growth Opportunities [GRAPH]

Disciplined Execution In Downturn

REVENUE GROWTH

GROSS MARGIN

MANAGEMENT

INVENTORY MANAGEMENT

EXPENSE AND CAPITAL

MANAGEMENT

•                                               Program / product diversity

•                                               Record new show concepts

•                                               Stable margins by category

•                                               Some mix driven pressures

•                                               Cautious receipt flow

•                                               Moving through challenged inventory, suppressing sales

•                                               Constrained fixed cost growth

•                                               Focusing capital spend on productivity drivers or growth enablers

Addressing Underserved Needs [GRAPH]

Creating a Lifestyle Destination Fashion | Jewelry | Beauty | Wellness | Home Style | Cooking & Dining | Electronics

1. COMPELLING CONTENT Fashion | Jewelry | Beauty | Wellness | Home Style | Cooking & Dining | Electronics

Great Finds AMERICAN GIRL CLINIQUE LUCKY HANDBAGS 9.25.08 2.17.08 9.26.08 DELL MINI CLARISONIC JAMES TAYLOR 9.09.08 10.20.07 9.12.08

Interesting People & Programming WHOOPI GOLDBERG CLINTON KELLY CESAR MILLAN 2.28.08 5.20.08 7.02.08 ANDREW WEIL, MD RACHAEL RAY ELIZABETH HASSELBECK 10.16.08 10.19.08 FEB 09

Exciting Places YANKEE STADIUM LIVE FROM FASHION WEEK ORANGE COUNTY BRYANT PARK CHOPPERS 9.08.08 9.08.08 10.19.08 LIVE GOOGLE - CYBER MONDAY Q VOYAGER - VIENNA VICENZA 12.01.08 01.01.09 JAN 09

Engaging Environment JEWELRY SET TBD NEW ON-AIR GRAPHICS 10/18/08 5 NEW HOMES SETS 10/18/08 UPDATED ONLINE GRAPHICS 10/18/08

The Big 4 [GRAPH]

2. MULTIPLATFORM DISTRIBUTION Goals:

•                                               Increase customer convenience and control

•                                               Better target customer sub segments

•                                               Increase revenue through off air products/services

•                                               Expand presence outside QVC

Fashion | Jewelry | Beauty | Wellness | Home Style | Cooking & Dining | Electronics

HDTV: Reaching More Eyeballs

SD up convert simulcast launched Q2’07, HD Native launching Q2’08 Verizon, ATT distribution deals completed, other discussions active Provides secondary placement and access to new viewers

QVC.com: The Power of Live

QVC.TV 7/28/08

• Introducing QVC TV experience to new broadband customers

• Convenience and additional options

2ND LIVE STREAM Q1 2009

• counter programming • niche events • behind the scenes • clearance events

QVC.com: The Power of Video

BEAUTY BEST SELLERS 9/9/08

• Repurposed content

• Segmented VOD channels serving specific interests

EMBEDDED VIDEO 9/15/08

• Making video ubiquitous across qvc.com commerce and community

Mobile: Q on the Go JAPAN 06 UK 07 US 9/08 • Easy ordering on the go • Featuring TSVs & key items • Anticipated - text alerts

Interactive TV: Choice & Control

ACTIVE (BUY BUTTON)

MULTISCREEN                                    BEAUTY

•                                               UK Interactive app launch: 9/08

•                                               Multiple levels of video content

•                                               Additional product detail; push to buy

•                                               US pilots likely early/mid next year

Off-Platform: Reaching New Customers

TWITTER 6/6/08                                 FACEBOOK 7/30/08

• Enabling QVC customers to invite QVC into their digital lives and dialogues

• Reaching new customers through the viral nature of social media

TOP RATED

94%

TOP BOX CUSTOMER SATISFACTION

97%

CORE CUSTOMER RETENTION

•                                               More personalized sales / service

•                                               Online/offline personalization

•                                               Self service

•                                               Improved delivery

•                                               Expanded multi line shipping to reduce customer costs

•                                               Faster deliveries through regional hubs

•                                               More delivery options

•                                               Green packaging initiatives

Fashion | Jewelry | Beauty | Wellness | Home Style | Cooking & Dining | Electronics

iQdoU? launched 4Q/07

•                                               Strong emotional connection

•                                               Good gains on brand attributes

•                                               Leveraged event spend lifted sales

Fashion | Jewelry | Beauty | Wellness | Home Style | Cooking & Dining | Electronics

iQdoU? Phase II • Screen Test Format: live, unrehearsed; spontaneous • Deepens customer connection; affinity • Cuts through the sea of commercial-sameness

Don’t Miss a Moment

Leveraged Marketing

Fashion Week

•                                               First step in ongoing partnership with

IMG/Fashion Week

•                                               Integrated marketing/programming effort

•                                               Leverages our top tier designers; many of whom have runway shows at FW

•                                               Breaks through home shopping stereotype

Fashion Week Results

Fashion week comparative channels

SALES

• 25% over day part average; 22 of 29 items sold out

VIEWERSHIP

•                                               Double the average minute box count for QVC during that time slot

•                                               Time spent with program 40% higher than average

Global Expansion

GDP ($B)

MULTI CHANNEL

COUNTRY

HOMES (M)

• ENTERING ITALY MARKET

US

$

13,843

90,200

Japan

$

4,384

30,140

• Reached agreement with

Germany

$

3,322

32,878

timb for dtt distribution

China

$

3,250

141,060

• Operations will begin

UK

$

2,772

16,825

on/before Q4 2010

France

$

2,560

10,832

• Projected 10mm+ subs

Italy

$

2,105

6,761

by entry

Spain

$

1,439

3,604

• CONTINUING

Brazil

$

1,313

17,480

DISCUSSIONS IN OTHER

TOP MARKETS

Russia

$

1,290

11,027

International Start Up Experience

New Business Models

•                                               New ecommerce brands

•                                               Leverage QVC / Liberty assets;

•                                               Attract new customers to Q experience

•                                               First ODAT site launched (with Backcountry.com)

•                                               Product Brand investments where value creation possible

•                                               Several discussions underway

•                                               Exploratory discussions with cable / internet players about commerce partnerships

CLOSING

Maintain operational discipline in challenging market

Position Q as preeminent multimedia lifestyle retailer

•                                               Drive growth with new and existing customers

Expand into new growth arenas

•                                               Global

•                                               New business initiatives

e-commerce Discussion Ryan DeLuca CEO Bodybuilding.com Dan Haight COO BUYSEASONS Jim Holland CEO Backcountry.com Bill Strauss CEO Provide Commerce

Why e-commerce Acquisitions Generate strong IRRs Invest in high growth businesses Diversify revenue stream Exploit synergies across portfolio • Video and e-commerce

What We Want

High growth, strong cash flow

Low multiple relative to growth

Niche markets

Strong management teams

Unique value propositions

Differentiated business model/practices

Synergistic with existing portfolio

Acquisition History

5/07

5/08 Red Envelope-

online gift retailer

2/06 Provide

Backcountry.com-

acquired by Provide

Commerce-

multiple sites for

Commerce

specialty provider of

outdoor enthusiasts,

perishable goods

one-deal-at-a-time

model

2006

2007

-

12/07

Express- online and

online retailer of

Bodybuilding.com

costumes and

catalog retailer of party

leading sports nutrition

accessories

supplies & costumes,

e-tailer, supersite for

combined with

bodybuilding

BUYSEASONS

community

Value and Growth

Blended acquisition multiple of <10x ’08E adjusted OIBDA appears low

•                                               Relative to strong top-line and adjusted OIBDA growth

•                                               Compared to trading multiples (AMZN, NILE >20x)

Significant growth as a group in the second quarter

•                                               Revenue up 97%, adjusted OIBDA up 108%, in part due to acquisitions

•                                               Assuming all businesses consolidated on January 1, 2007, revenue+41%, adjusted OIBDA+75%

e-commerce companies generated 10% of 2Q LINT revenue

AMZN, NILE information from Bloomberg

Appendix

Non-GAAP Financial Measures

This presentation includes a presentation of adjusted OIBDA, which is a non-GAAP financial measure, for Starz Entertainment, the US operations of QVC, Liberty Interactive (which is not an entity, but rather a group of assets tracked by the Liberty Interactive tracking stock) and the e-

commerce businesses collectively included in Liberty Interactive (Bodybuilding.com,

BUYSEASONS, Backcountry.com and Provide Commerce) for certain applicable periods, together with a reconciliation of that non-GAAP measure to that business’ operating income,

determined under GAAP, for the corresponding periods. Liberty Media defines adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock and other equity-based compensation) and excludes depreciation,

amortization and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP.

Liberty Media believes adjusted OIBDA is an important indicator of the operational strength and performance of its businesses, including the ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Because adjusted OIBDA is used as a measure of operating performance, Liberty Media views operating income as the most directly comparable GAAP measure. Adjusted OIBDA is not meant to replace or supercede operating income or any other

GAAP measure, but rather to supplement such GAAP measures in order to present investors with the same information that Liberty Media’s management considers in assessing the results of operations and performance of its assets. Please see the reconciling schedules set forth below.

Reconciling Schedules

Reconciliation of Starz Entertainment Adjusted OIBDA to Operating Income

($m)

1H '06

1H '07

1H '08

Starz Entertainment

Adjusted OIBDA

$

91

128

142

Depreciation and Amortization

(14)

(12)

(9)

Stock Compensation Expense

-

(14)

(20)

Operating Income

$

77

102

113

Reconciling Schedules

Reconciliation of e-commerce Adjusted OIBDA to Operating Income

($m)

Q2 2007

Q2 2008

Liberty Interactive Group

e-commerce businesses

Adjusted OIBDA

$

13

27

Depreciation and Amortization

(5)

(7)

Stock Compensation Expense

(1)

(6)

Operating Income

$

7

14

Reconciliation of e-commerce Adjusted Pro Forma OIBDA to

Operating Income

($m)

Q2 2007

Q2 2008

Liberty Interactive Group

e-commerce businesses Pro Forma

Adjusted OIBDA pro forma for acquisitions

$

15

27

Less Adjusted OIBDA of non-consolidated businesses

(2)

-

Depreciation and Amortization

(5)

(7)

Stock Compensation Expense

(1)

(6)

Operating Income

$

7

14

Reconciling Schedules

Reconciliation of Liberty Interactive Adjusted OIBDA to Operating Income

Trailing Twelve

Q3 2007

Q4 2007

Q1 2008

Q2 2008

Months ended

($m)

June 30, 2008

Liberty Interactive Group

Adjusted OIBDA

$

363

546

$

401

410

1,720

Depreciation and Amortization

(135)

(139)

(139)

(136)

(549)

Stock Compensation Expense

(7)

(6)

(5)

(12)

(30)

Operating Income

$

221

401

257

262

1,141

Reconciling Schedules

Reconciliation of QVC US Adjusted OIBDA to Operating Income

($m)

Year ended 2005

Liberty Interactive Group

QVC US

Adjusted OIBDA

$

1,084

Depreciation and Amortization

(362)

Stock Compensation Expense

(39)

Operating Income

$

683

Bill Strauss CEO

Collection of branded websites each offering high quality products shipped direct from the supplier to the consumer

Designed specifically around the way consumers shop

Our proprietary technology allows us to eliminate multiple intermediaries from the legacy supply chain, thereby realizing significant cost advantages and higher margins

The Floral Market and Growth Trends

The U.S. Department of Commerce's

Bureau of Economic Analysis estimates the size of the retail floriculture industry to be about $19.4 billion.

The floricultural market has grown at an average annual pace of+4.1% over the last 10 years

Online floral sales represent approximately $1 billion of the overall floral market

Business Model Advantages

Consumer

Internet-enabled:

Supplier

NOT order aggregators

Benefits

Benefits

Direct from the supplier

Virtual model

Removes cost from transaction

Overnight delivery via FedEx/UPS

Great value 7-day freshness

guarantee

Prime varieties

Accurate fulfillment 3 confirmation e-mails

Enhanced profitability

Broader customer reach Monthly feedback

Improved quality

Optimize production

Business Strategy Highlights

Focus on the customer

•                                               Ongoing website improvements

•                                               Continued investment in quality

Optimize the core business

•                                               Increase AOV and conversion

•                                               Product development and portfolio optimization

It’s Also About Our Newest Brand

Assumed ownership of RedEnvelope on June 23, 2008

Offers an array of hard goods merchandise targeting “acquaintances, colleagues, and friends”

Well-known brand name with high unaided recall Solid customer base

Adding our strengths in management, marketing, planning, logistics, merchandising, and customer service to drive profitability and significant value

Growth Opportunities Gain additional market share in the flower industry Grow other brands Make acquisitions

Jim Holland CEO

Backcountry.com

Founded in 1996, acquired by Liberty June 2007 Located in Salt Lake City and Park City, Utah, 700

employees

We run seven category-leading online stores that focus on high-end outdoor gear, snowboarding, skiing and closeout gear

The largest and fastest growing outdoor gear and action sports e-tailer

We offer 120,000 products from over 450 core brands

Some Brands We Sell

Opportunities / Competitive Edge

Closeout business does well in a recession; five of our seven sites focus in this area

Expanding into cycling

•                                               Strengthening our summer business smoothes out our overhead and makes us more profitable

Leveraging customer generated content – a snowball effect